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Medco Health Solutions, Inc.

Acquisition of

Acc redo Health, Incorporated

Frequently Asked Questions

Dated February 23, 2005

We plan to keep employees informed on developments regarding the purchase agreement. The assembled Frequently Asked Questions are one of the many media we will be using to keep you posted on any significant developments as this agreement progresses over the coming months. We hope that this information will be of value to you and addresses questions you may have.

General

Q:	Why has Accredo Health, Incorporated (ACDO) signed this acquisition agreement with Medco Health Solutions, Inc. (Medco)?

A:	Medco Health Solutions (NYSE:MHS), the nation’s leading pharmacy benefits manager announced today their intent to acquire ACDO. Since the execution of our 10-year strategic alliance last year to provide enhanced specialty pharmacy offerings designed to improve the quality and affordability of a select group of specialty drug therapies for clients and patients with long-term chronic diseases, both companies recognized the value of making this business relationship a permanent one.

Together our companies have been expanding their specialty drug offering, while delivering the highest level of service in the market place and making available to our clients a cost-effective, single source solution of specialty products.

We believe the proposed transaction will benefit both companies, our employees, customers and shareholders. This combination will enhance our service capabilities even further.

Q:	Who is Medco Health Solutions, Inc.?

A:	Medco is the nation’s leading pharmacy benefits manager, based on its 2004 net revenues of over $35 billion with a net income of $481.6 million. It was listed No. 41 on the 2004 Fortune 500 list.

Medco is well-positioned in the specialty pharmacy service market to lead through clinical excellence and operational discipline. Medco assists its clients to moderate the cost and enhance the quality of prescription drug.

Medco manages the nation’s largest mail order pharmacies, which are regarded as the industry’s most technically advanced. They are responsible for delivering high-quality pharmaceutical healthcare and world-class service to members from healthcare organizations and private and public-sector employers, including approximately 190 of the Fortune 500 companies. They dispensed a record 87.7 million prescriptions from their own mail order pharmacies in 2004, where they employ more than 2,000 pharmacists, and Medco managed more than 400 million additional prescriptions that were filled through a network of almost 60,000 retail pharmacies.

Four consecutive years, Medco also earned the highest ranking in overall customer satisfaction with prescription drug benefits and services from J.D. Power and Associates and Wilson Rx—achievements unprecedented and unrivaled in the industry. In December 2004, Medco’s network of mail order pharmacies achieved a perfect score of 100 from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), placing Medco in the highest 5 percent of organizations reviewed.

CONFIDENTIAL

For Company Internal Use Only

Medco Health Solutions, Inc.

Acquisition of

Acc redo Health, Incorporated

Frequently Asked Questions

Dated February 23, 2005

Medco’s corporate headquarters is based in Franklin Lakes, NJ. They have approximately 13,500 employees and a national network of pharmacies with 5 major front-end pharmacies processing prescriptions and conducting clinical review (Fairfield, OH, Fort Worth, TX, Liberty Lake, WA, and Tampa, FL), 2 automated dispensing pharmacies (Las Vegas, NV and Willingboro, NJ), 3 pharmacies that do both prescription processing and dispensing (specialty pharmacy location in Columbus, OH, Las Vegas, NV and Richmond, VA), and 5 customer call centers (Columbus, OH, Dublin, OH, Hidden River, FL, Irving, TX and Las Vegas, NV).

For more info, visit www.medco.com

Q: What are the financial terms of the acquisition of ACDO by Medco?

A:	Medco will acquire all of the outstanding common stock of ACDO for a value of approximately $44 per share to be paid in an equal combination of cash and Medco common stock. The transaction is contingent upon approval by the applicable Federal regulatory agencies and approval by Accredo shareholders.

Q:	When do you anticipate the deal to close and what are the critical steps that have to take place prior to closing?

A:	The agreement remains subject to both regulatory and ACDO shareholders approval. Presuming those are obtained, we anticipate that this transaction could be concluded as early as mid-2005. Of course, this time frame remains an estimate and is subject to some variables beyond our control.

In the meantime, by statute we will continue to operate independently as separate companies and maintain a focus on quality of care to our patients and a commitment to our business partners, i.e. manufacturers, referral sources, managed care and governmental payor sources, partnerships and vendors.

Q:	How does the potential acquisition impact how we conduct business during the transition period?

A:	Until this agreement closes, you should continue to conduct business as we have in the past. The ACDO brand name will continue its presence in the market place as the nation’s leading provider of “niche” specialty bio-pharmaceuticals and services.

Medco and Accredo share a commitment to enhancing patient care for specialty drugs and ensuring compliance to improve patient care and quality of life.

Q:	How will our business relationship with our preferred manufacturers, payors, physicians, partnerships, referral sources and vendors be affected after the deal closes?

A:	We have forged strong working relationship with our business partners over the years. We do not anticipate any major changes with these relationships after the transaction is completed.

It is our intention to maintain and continue to strengthen our relationships with our business partners.

CONFIDENTIAL

For Company Internal Use Only

Medco Health Solutions, Inc.

Acquisition of

Acc redo Health, Incorporated

Frequently Asked Questions

Dated February 23, 2005

Q:	What is Medco’s plan for ACDO after the transaction closes and how will it be managed?

A:	Medco plans to operate and manage Accredo as an independent business, retaining its successful business model and brands, culture and focus. ACDO will continue to operate under the existing identities (i.e. Accredo Health, Incorporated, Accredo Health Group, Accredo Nova Factor, Accredo Therapeutics, and Hemophilia Health Services).

David Stevens will continue to be responsible for the operations of ACDO along with other members of the senior management team.

Q:	When will the Company notify employees of their employment status?

A:	Upon consummation of the transaction, Accredo will become a subsidiary of Medco. Accredo employees will remain employees of Accredo.

Q:	What will happen to my ACDO stock options?

A:	Upon the close of the transaction, all outstanding ACDO Stock Options shall become fully vested and all restrictions on outstanding awards shall lapse. In other words the exercisability of granted Stock Options will accelerate and be fully vested. To the extent that this provision causes any of your Incentive Stock Options to exceed the dollar limitation of $100,000.00 in the calendar year, your excess options shall be deemed to be Non-Qualified Stock Options.

Q: What should I do if the media or investors contact me?

A:	It is important that we speak with one voice as a Company. Therefore, if you are contacted by any outside person such as the media, investors and/or suppliers concerning this purchase agreement, please refer such inquiries to our CFO, Joel Kimbrough at (901) 385-3613.

Q: If I have a question my supervisor or manager is unable to answer, whom do I call?

A:	You can direct any questions to your Human Resources Director or management team. You also can listen to a replay of the conference call both companies will hold to review the transaction.

Management from both companies will hold a conference call to review the transaction on February 23, 2005 at 8:30 a.m. (EST).

A replay of the call will be available two hours after the event on February 23, 2005 through March 23, 2005. Dial in: (800) 642-1687 from inside the U.S., or (706) 645-9291 from outside the U.S. Please use password # 4165544.

CONFIDENTIAL

For Company Internal Use Only